Exhibit 99.15

CONSENT OF GREG LANE

The undersigned hereby consents to the use of the technical report titled “ Warintza Project Pre-Feasibility Study and Updated Mineral Resource Estimate” with an effective date of November 1, 2025, and the information for which they are responsible for and derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Form 40-F of Solaris Resources Inc. (the “Company”), and incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-283247) and Form F-10 (No. 333-280241).

/s/ Greg Lane
Greg Lane, FAusIMM

Dated: March 26, 2026